Exhibit 99.1

April 10, 2024	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: The New York Stock Exchange

Subject: SEABRIDGE GOLD INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 06, 2024
Record Date for Voting (if applicable) :	May 06, 2024
Beneficial Ownership Determination Date :	May 06, 2024
Meeting Date :	June 27, 2024
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	811916105	CA8119161054
COMMON 144A RESTRICTED CLASS	811916303	US8119163033
COMMON REG D/DTD EXP NOV 23/14	811916881	US8119168818
COMMON RESTRICTED 4 MONTH OLD	811916626	CA8119166269

Sincerely,

Computershare
Agent for SEABRIDGE GOLD INC.